Exhibit 12.1

STATEMENT REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges and our deficiency.

	Quarter
(amounts in thousands, except ratios)	Ending	For the Years Ended December 31,
	March 28, 2009	2008	2007	2006	2005	2004
Earnings
Income (loss) from continuing operations before (benefit) provision for income taxes	$ 25,792	$ (85,762)	$ 71,454	$ 2,311	$ 69	$ 9,891
Equity in loss of joint venture	-	330	387	663	534	795
Fixed Charges	2,972	15,619	15,746	15,296	13,888	13,395
Total	$ 28,764	$ (69,813)	$ 87,587	$ 18,270	$ 14,491	$ 24,081

Fixed Charges
Interest Expense (a)	$ 2,567	$ 13,355	$ 13,781	$ 13,265	$ 12,819	$ 12,404
Estimate of interest component of rent expense	405	2,264	1,965	2,031	1,069	991
Total Fixed Charges	$ 2,972	$ 15,619	$ 15,746	$ 15,296	$ 13,888	$ 13,395

Ratio of Earnings to Fixed Charges	9.68X	N/A	5.56X	1.19X	1.04X	1.80X
Deficiency	N/A	$ (85,432)	N/A	N/A	N/A	N/A

(a) Interest expense has been adjusted for the adoption of Financial Accounting Standards Board Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”).  FSP APB 14-1 was effective as of January 1, 2009, with retrospective application required.